06017522

82-34889

BAJA MINING
C O R P

Exhibit 1

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

September 25, 2006. TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING RELEASES ESCROWED SHARES

Baja Mining Corp. (the "Company") advises, further to a news release dated August 25, 2006, that the Company has now graduated to Tier 1 status on the TSX Venture Exchange. In accordance with TSX Venture Exchange policy and the Company's escrow agreement, the remaining 12 million escrowed shares of the Company will be released immediately.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

SUPPL

John W. Greenslade

John W. Greenslade, President

For further information please contact John Greenslade, President at 604-685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

RECEIVED
2006 OCT 17 P 3:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE